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                    December 5, 2023

       Michael Larson
       Chief Financial Officer
       Illinois Tool Works, Inc.
       155 Harlem Avenue
       Glenview, IL 60025

                                                        Re: Illinois Tool
Works, Inc.
                                                            Form 10-K For the
Year Ended December 31, 2022
                                                            Filed on February
10, 2023
                                                            File No. 001-04797

       Dear Michael Larson:

               We issued comments to you on the above captioned filing on November 7, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 19, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Technology